Aspen Group, Inc.

276 Fifth Avenue, Suite 505

New York, New York 10001

April 14, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention: Mr. Tony Watson

Re:

Aspen Group, Inc.

Form 10-K for the Fiscal Year Ended April 30, 2019

Filed July 9, 2019

File No. 1-38175

Dear Mr. Watson:

Please find our responses to the comments received from you in your letter dated March 31, 2020 related to the Annual Report on Form 10-K of Aspen Group, Inc. (the “Company” or “Aspen”) filed on July 9, 2019. Our response to each comment follows your comment which has been reproduced.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Bookings Analysis, page 40

1.

Please disclose how you define Lifetime Value.

Response: The Company defines Lifetime Value as the weighted average total amount of tuition and fees paid by every new student that enrolls in the Company’s universities, after giving effect to attrition. Please note the disclosure in the 2019 10-K at page 40 under Marketing Efficiency Ratio. Aspen will provide more clarity in the Form 10-K for the year ending April 30, 2020 (the “2020 10-K”).

Results of Operations, page 44

2.

Please tell us your consideration of including a discussion of the drivers of the changes in the material line items that you have identified for each of the periods presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.2 of SEC Release No. 33-6835.

United States Securities and Exchange Commission

Division of Corporation Finance

April 14, 2020

Response: Aspen’s current financial and accounting management are familiar with Item 303(a)(3) of Regulation S-K and of the Commission’s guidance in Securities Act Rel. No. 33-8350.

It appears in large part, the Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) complied with these authorities, although the placement of the disclosure of the drivers of changes in material line items varied. The key drivers which were discussed in detail at the introduction of MD&A prior to results of operation were growth in Aspen’s active student body at both universities. That is set forth early in Item 7 immediately after the Company Overview at page 39 of the 2019 10-K. In retrospect, a cross reference in Results of Operations to this growth in active students (i.e., students actively taking courses) would have been helpful. It may be helpful for you to note that that the increase in revenue was from growth in active students including programs with a higher Lifetime Value and higher tuition and not from tuition price increases. These facts were disclosed at pages 44 and 46 of the 2019 10-K. In the future, Aspen will disclose the impact, if any, of tuition increases.

On the expense side, the Company disclosed in MD&A the increase in Marketing and Promotional Costs of 68% for fiscal 2019 at page 44. This expense increase was the key driver of the growth in revenues. As the size of both universities increased, costs necessarily increase. Further the higher costs associated with the Aspen University’s pre-licensure program and USU’s Family Nurse Practitioner program due to clinical aspects included real estate lease increases, construction costs and the need for additional faculty. Going forward, management will provide more disclosure on the reasons for these expense increases. Known trends or uncertainties driven by the continued growth in revenues in fiscal 2020 will be more precisely disclosed in the 2020 10-K.

Non-GAAP Measures, page 47

3.

Please tell us your consideration of disclosing the nature and amount of the items included in non-recurring charges for the periods presented. Additionally, tell us your consideration of the guidance in question 102.03 of our Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The following table presents some of the expenses included as non-recurring charges for each of the fiscal years ended April 30, 2019 and 2018. For purposes of this response, the Company is limiting the detail below to amounts in excess of $20,000. The Company will provide further detail if the Staff requests. Given the amounts of these non-recurring expenses, the Company did not provide detail in its SEC reports as all of these amounts (except as described in the last paragraph below) were not individually material under the legal materiality standards.

United States Securities and Exchange Commission

Division of Corporation Finance

April 14, 2020

2018	2019
Due diligence, acquisition and regulatory expenses related to the acquisition of United States University (“USU”)	BR Legal Fees
Legal fees related to a Bankruptcy Litigation involving a former shareholder of Aspen University, Inc., the Company’s wholly-owned subsidiary (“BR Legal Fees”)	Inducement cash payment to USU convertible note holder (1)
Nasdaq fees for listing application
Consulting fees relating to Nasdaq uplisting
Payment to obtain waiver of SEC registration rights
Consulting fees related to entry into pre-licensure business
Fees for the prepayment of debt facility

(1) Cash payment to induce note holder to accept early payment of note in order to avoid potential large dilution.

After reviewing question 102.03 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (“CD&Is”) and other CD&Is related to the comment and consulting with our SEC legal counsel, the Company believes that it should not have included the 2019 BR Legal Fees ($109,000) within the Non-Recurring Charges line item. Instead these legal fees should have been broken out and described as its own exclusion.

The Company obtained a judgment for approximately $773,000 against the founder of Aspen University Inc. After the debtor filed a Chapter VII bankruptcy petition, the Company retained bankruptcy counsel. Although BR Legal Fees spanned both fiscal 2018 and 2019 and essentially ended on April 29, 2019, the Company had every reason to believe in fiscal 2018 that the proceeding would be completed promptly. This in part was based upon the fact that the only asset of the debtor was Company stock and there were only four creditors. In addition, the lawyer for the bankruptcy trustee advised our SEC legal counsel that they were anxious to resolve the issues quickly since the trustee and lawyer would not be paid until the proceeding ended.

United States Securities and Exchange Commission

Division of Corporation Finance

April 14, 2020

Based on these facts including our SEC legal counsel’s advice, the Company reasonably believed during fiscal 2018 that the proceeding would end that year. Unfortunately, one creditor created complications which extended the lawsuit until fiscal 2019 and created unexpected material legal fees. Based on a court order on April 29, 2019, the proceeding was effectively over. The BR Legal Fees were not necessary to operate the Company’s business so whether it was classified as non-recurring or listed as a separate line item in the 2019 reconciliation table as it should have been in accordance with Regulation G, the Adjusted EBITDA financial measure would not have been affected.

Except for the 2019 BR Legal Fees and 2018 fees related to the USU acquisition, waiver of registration rights, fees related to prepayment of debt facility and the Nasdaq uplisting, the Company does not believe that any individual fees included within the non-recurring expenses were material.

Segment Information, page F-17

4.

We note your disclosure that the chief operating decision makers manage the operations as a whole and no revenue, expense or operating income information is evaluated by the chief operating decision makers. However, we also note your presentation in Management's Discussion and Analysis of Financial Condition and Results of Operations of disaggregated information related to Aspen University, United States University and Aspen Group Corporate. As such, please tell us how you identified your operating segments in accordance ASC 280-10-50-1 and ASC 280-10-50-3 through 50-9. Also, tell us your consideration of the guidance in ASC 280-10-50-10 through 50-12 regarding your conclusion you have one reportable segment. In addition, please tell us your consideration of the guidance in ASC 350-20-35-33 through 38 related to your identification of reporting units for testing goodwill impairment.

Response: Management has carefully reviewed the ASC guidance particularly ASC 280-10-50-11. Management manages both universities it owns as one integrated business. Each university is regulated by the United States Department of Education (“DOE”) and the various states. While each university has a different accreditor, the accreditors are subject to DOE regulation. It is important to note that both universities are primarily nursing schools and that is where management focuses its marketing and academic efforts. All aspects outside of academics are managed without regard to the individuality of the universities. Further supporting the one segment approach is the fact that Aspen has publicly disclosed that Aspen University Inc. intends to open two new campuses in 2020 primarily to support its pre-licensure nursing program. It has also disclosed that it intends to use these new campuses for USU clinical programs.

United States Securities and Exchange Commission

Division of Corporation Finance

April 14, 2020

Management discloses metrics or KPIs by business line in MD&A because it believes it provides investors with meaningful disclosure regarding the success of new business lines or recent acquisitions. For example, after the Company acquired USU late in calendar year 2017, investors were interested in USU’s performance so they could judge whether the Company’s acquisition was a prudent decision. Providing disclosure in MD&A met that need. Presently investors are also interested in Aspen University’s pre-licensure program and USU’s Family Nurse Practitioner programs since the potential returns are meaningful. For these reasons, management intends to provide university metrics and program metrics while realistically treating its business as one segment.

An appropriate example would be General Motors Co. (“GM”). GM has two segments – automotive and financial which is a lending or financing subsidiary. GM does not break down revenue by model such as Chevrolet or Cadillac – or by car, truck, crossover or SUV.

Management has reviewed Note 2 at page F-17 of the 2019 10-K relating to Segment Information and will update this section in the 2020 Form 10-K as follows:

The Company operates in one reportable segment as a single educational delivery operation using a core infrastructure that serves the curriculum and educational delivery needs of its online and campus students regardless of geography. The Company's chief operating decision makers, its Chief Executive Officer and Chief Academic Officer, manage the Company's operations as a whole.

Future Disclosure

In accordance with our attorney’s discussion with Mr. Bill Thompson, we ask the Staff to permit Aspen to make appropriate disclosures on a “futures” basis rather than an amendment at this late date. Given the continued growth of Aspen’s business and improved financial condition, it would not be in the public interest or serve to protect investors by requiring an amendment to the 10-K.

Sincerely yours,

/s/ Frank J. Cotroneo

Frank J. Cotroneo
Chief Financial Officer

cc:

Michael D. Harris, Esq.

Nason, Yeager, Gerson, Harris & Fumero, P.A.